FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

TABL E OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: February 12, 2007

Exhibit 99.1

Ctrip Reports Fourth Quarter and Full Year 2006 Financial Results

Shanghai, China, February 11, 2007 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2006.

Highlights for the fourth quarter of 2006

•	Net revenues were RMB226 million (US$29 million) for the fourth quarter of 2006, up 45% year-on-year.

•	Gross margin was 80% for the fourth quarter of 2006, compared to 81% in the same period in 2005.

•

Income from operations was RMB75 million (US$10 million) for the fourth quarter of 2006. Excluding share-based compensation charges (non-GAAP), income from operations was RMB89 million (US$11 million), up 44% year-on-year.

•	Operating margin was 33% in the fourth quarter of 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 39%, compared to 40% during the same period in 2005.

•	Net income was RMB67 million (US$9 million) in the fourth quarter of 2006. Excluding share-based compensation charges (non-GAAP), net income was RMB81 million (US$10 million), up 28% year-on-year.

•	Diluted earnings per share were RMB2.00 (US$0.26). Excluding share-based compensation charges (non-GAAP), diluted earnings per share were RMB2.41 (US$0.31).

•

With the company’s adoption of FAS123R in 2006, share-based compensation charges were RMB14 million (US$2 million), which accounted for 6% of the net revenues, or RMB0.41 (US$0.05) per share for the fourth quarter of 2006.

Highlights for the full year 2006

•	Net revenues were RMB780 million (US$100 million) in 2006, up 49% from 2005.

•	Gross margin was 80% in 2006, compared to 83% in 2005 largely due to the relatively higher cost of service as a result of increased revenue contribution from air ticketing services and packaged tours.

•

Income from operations was RMB255 million (US$33 million) in 2006. Excluding share-based compensation charges (non-GAAP), income from operations was RMB310 million (US$40 million) in 2006, up 38% from 2005.

•	Operating margin was 33% in 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 43% in 2005.

•	Net income was RMB241 million (US$31 million) in 2006. Excluding share-based compensation charges (non-GAAP), net income was RMB295 million (US$38 million), up 31% from 2005.

•

Diluted earnings per share were RMB7.23 (US$0.93) in 2006. Excluding share-based compensation charges (non-GAAP), diluted earnings per share were RMB8.87 (US$1.14), compared to RMB6.97 (US$0.86) in 2005.

•	With the company’s adoption of FAS123R in 2006, share-based compensation charges were RMB55 million (US$7 million), which accounted for 7% of the net revenues, or RMB1.64 (US$0.21) per share in 2006.

“We are very pleased with our solid results for the fourth quarter and full year 2006. We strengthened our brand and market position, increased new product offerings, and enhanced customer services during the year,” said Min Fan, Chief Executive Officer of Ctrip. “Looking forward, we are poised to further grow our business by excelling in service, innovation and technology. With continued healthy growth in travel industry, we are confident that Ctrip will capitalize on its strength and opportunities and deliver substantial returns for shareholders.”

Fourth Quarter and Full Year 2006 Financial Results

For the fourth quarter of 2006, Ctrip reported total revenues of RMB242 million (US$31 million), representing a 46% increase from the same period in 2005 and a 9% increase from the previous quarter in 2006.

For the full year ended December 31, 2006, total revenues were RMB834 million (US$107 million), representing a 49% increase from 2005.

Hotel reservation revenues amounted to RMB138 million (US$18 million) for the fourth quarter of 2006, representing a 33% increase from the same period in 2005 and a 10% increase from the previous quarter. The total number of hotel room nights booked was approximately 1.94 million in the fourth quarter of 2006, compared to approximately 1.52 million room nights for the same period in 2005 and approximately 1.82 million room nights in the previous quarter. The average commission per room night was RMB71 (US$9) in the fourth quarter of 2006, compared to RMB68 (US$8) in the same period in 2005 and RMB69 (US$9) in the previous quarter.

For the full year ended December 31, 2006, hotel reservation revenues were RMB476 million (US$61 million), a 31% increase from 2005. The hotel reservation revenues accounted for 57% of the total revenues in 2006, compared to 65% in 2005. The total number of hotel room nights booked was approximately 6.84 million in 2006, compared to approximately 5.45 million booked in 2005.

Air ticket booking revenues for the fourth quarter of 2006 were RMB90 million (US$11 million), representing a 72% increase from the same period in 2005 and an 11% increase from the previous quarter. The total number of air tickets sold in the fourth quarter of 2006 was approximately 1.90 million, compared to approximately 1.17 million for the same period in 2005 and approximately 1.72 million in the previous quarter. The average commission per air ticket was RMB46 (US$6) in the fourth quarter of 2006, increased from RMB44 (US$5) in the same period in 2005 and remained consistent with previous quarter.

For the full year ended December 31, 2006, air ticket booking revenues were RMB303 million (US$39 million), an 83% increase from 2005. The air ticket booking revenues accounted for 36% of the total revenues in 2006, compared to 30% in 2005. The total number of air tickets sold was approximately 6.39 million in 2006, compared to approximately 3.67 million air tickets sold in 2005.

Packaged-tour revenues for the fourth quarter of 2006 were RMB11 million (US$1 million), up 56% from the same period in 2005 and down 15% from the previous quarter due to seasonality.

For the full year ended December 31, 2006, packaged tour revenues were RMB42 million (US$5 million), an 83% increase from 2005. The packaged tour revenues accounted for 5% of the total revenues in 2006.

For the fourth quarter of 2006, net revenues were RMB226 million (US$29 million), a 45% increase from the same period in 2005. Net revenues increased by 8% from the previous quarter in 2006.

For the full year ended December 31, 2006, net revenues were RMB780 million (US$100 million), a 49% increase from 2005.

Gross margin was 80% in the fourth quarter of 2006, compared to 81% for the same period in 2005 and 79% in the previous quarter.

For the full year ended December 31, 2006, gross margin was 80%, compared to 83% in 2005. This decrease was largely due to the relatively higher cost of services as a result of increased revenue contribution from air ticketing and packaged tours.

Product development expenses for the fourth quarter of 2006 increased by 75% to RMB31 million (US$4 million) from the same period in 2005 and increased by 13% compared to the previous quarter, primarily due to the increase of product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 12% of the net revenue, and remained relatively consistent with 11% in the same period last year and the previous quarter.

For the full year ended December 31, 2006, product development expenses were RMB106 million (US$14 million), increased by 83% from 2005. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 12% of the net revenue, and remained relatively consistent with 11% in 2005.

Sales and marketing expenses for the fourth quarter of 2006 increased by 46% to RMB49 million (US$6 million) from the same period in 2005 and 2% from the previous quarter, primarily due to the increase of sales and marketing personnel resources. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 21% of the net revenue, and remained consistent with 21% in the same period last year and decreased slightly from 22% in the previous quarter.

For the full year ended December 31, 2006, sales and marketing expenses were RMB172 million (US$22 million), increase by 53% from 2005. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 21% of the net revenue, remained consistent with 21% in 2005.

General and administrative expenses for the fourth quarter of 2006 increased by 92% to RMB25 million (US$3 million) from the same period in 2005, primarily due to the increase of personnel resources and the incurrence of RMB8 million (US$1 million) for share-based compensation charges. General and administrative expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with 8% for both the same period last year and the previous quarter.

For the full year ended December 31, 2006, general and administrative expenses were RMB93 million (US$12 million), increased by 118% from 2005, primarily due to the incurrence of share-based compensation charges in 2006. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with 2005.

Income from operations for the fourth quarter of 2006 was RMB75 million (US$10 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB89 million (US$11 million), increased 44% from the same period in 2005 and 13% from the pervious quarter.

For the full year ended December 31, 2006, income from operations was RMB255 million (US$33 million), increased by 15% from 2005. Excluding share-based compensation charges (non-GAAP), income from operations was RMB310 million (US$40 million), increased 38% from 2005.

Operating margin was 33% in the fourth quarter of 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 39% compared to 40% in the fourth quarter of 2005 and 38% in the previous quarter.

For the full year ended December 31, 2006, operating margin was 33%. Excluding share-based compensation charges (non-GAAP), operating margin was 40% compared to 43% in 2005.

Net income for the fourth quarter of 2006 was RMB67 million (US$9 million). Excluding share-based compensation charges (non-GAAP), net income was RMB81 million (US$10 million), representing a 28% increase from the same period in 2005 and a 2% increase from the previous quarter.

For the full year ended December 31, 2006, net income was RMB241 million (US$31 million). Excluding share-based compensation charges (non-GAAP), net income was RMB295 million (US$38 million), representing a 31% increase from 2005.

The diluted earnings per share were RMB2.00 (US$0.26) for the fourth quarter of 2006. Excluding share-based compensation charges (non-GAAP), the diluted earnings per share were RMB2.41 (US$0.31).

For the full year ended December 31, 2006, the diluted earnings per share were RMB7.23 (US$0.93). Excluding share-based compensation charges (non-GAAP), the diluted earnings per share were RMB8.87 (US$1.14), compared to RMB6.97 (US$0.86) in 2005.

As of December 31, 2006, the cash balance was RMB851 million (US$109 million), compared to RMB742 million (US$92 million) as of December 31, 2005.

Business Outlook

For the full year 2007, Ctrip expects to continue the year-on-year net revenue growth at a rate of approximately 30%. Before share-based compensation charges, the company expects operating margin to be approximately 35%.

Note to Financial Statements Information

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on February 11, 2007 (or 10:00AM on February 12, 2007 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com

The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-800-299-9630, International dial-in number +1-617-786-2904; Passcode 22751513.

A telephone replay of the call will be available after the conclusion of the conference call through February 18, 2007. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 31386233.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, declines or disruptions in the travel industry, the outbreak of serious contagious disease such as SARS or avian flu, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, Ctrip’s limited operating history, fluctuations in quarterly operating results and stock price, failure to compete against new and existing competitors, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of February 11, 2007, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, net margin and diluted earnings per share, each of which is adjusted from the most comparable GAAP results to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, and APB25, “Accounting for Stock Issued to Employees”, for 2006 and 2005, respectively. Ctrip’s management believes the non-GAAP financial measures facilitate better comparison of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial measures to consolidated statement of operations information are included in the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2005 RMB	December 31, 2006 RMB	December 31, 2006 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	735,061,898	844,392,604	108,198,589
Restricted cash	6,600,000	6,600,000	845,709
Accounts receivable	63,440,215	137,617,717	17,634,028
Prepayments and other current assets	44,077,341	61,940,791	7,936,955
Deferred tax assets	2,135,171	2,916,151	373,669

Total current assets	851,314,625	1,053,467,263	134,988,950

Long-term deposits	54,284,801	80,174,984	10,273,444
Land use rights	66,430,515	66,449,208	8,514,654
Property, equipment and software	53,552,243	153,690,484	19,693,556
Long-term investment	—	80,416,250	10,304,359
Goodwill	9,515,849	14,595,849	1,870,280
Other long-term assets	803,050	3,058,465	391,905

Total assets	1,035,901,083	1,451,852,503	186,037,148

LIABILITIES
Current liabilities:
Accounts payable	72,353,392	151,408,198	19,401,109
Salary and welfare payable	21,343,901	32,778,110	4,200,114
Taxes payable	16,050,032	34,913,392	4,473,724
Advances from customers	28,172,743	38,178,866	4,892,155
Provisions for customer reward program	19,776,193	29,566,712	3,788,613
Dividend payable	67,273,747	72,169,155	9,247,595
Other payables and accruals	45,344,065	62,030,840	7,948,494

Total current liabilities	270,314,073	421,045,273	53,951,804

Other long-term payables	—	2,437,500	312,336

Total liabilities	270,314,073	423,482,773	54,264,140

Minority interests	871,406	672,780	86,209

SHAREHOLDERS’ EQUITY
Share capital	2,652,142	2,700,889	346,086
Additional paid-in capital	524,928,856	627,461,168	80,401,477
Statutory reserves	41,769,481	53,787,911	6,892,263
Deferred share-based compensation	(465,255)	—	—
Cumulative translation adjustments	(7,639,603)	(16,099,263)	(2,062,924)
Retained Earnings	203,469,983	359,846,245	46,109,897

Total shareholders’ equity	764,715,604	1,027,696,950	131,686,799

Total liabilities and shareholders’ equity	1,035,901,083	1,451,852,503	186,037,148

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended December 31, 2005 RMB	Quarter Ended September 30, 2006 RMB	Quarter Ended December 31, 2006 RMB	Quarter Ended December 31, 2006 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	103,857,521	125,143,244	137,823,641	17,660,414
Air-ticketing	51,983,408	80,983,415	89,517,770	11,470,608
Packaged tour	7,020,369	12,863,465	10,962,257	1,404,679
Others	3,009,992	3,582,534	3,368,621	431,648

Total revenues	165,871,290	222,572,658	241,672,289	30,967,349

Less: business tax and related surcharges	(10,415,278)	(14,417,209)	(15,920,282)	(2,039,989)

Net revenues	155,456,012	208,155,449	225,752,007	28,927,360

Cost of services	(29,902,012)	(43,640,055)	(45,769,174)	(5,864,760)

Gross profit	125,554,000	164,515,394	179,982,833	23,062,600

Operating expenses:
Product development *	(17,729,602)	(27,349,052)	(31,013,066)	(3,973,945)
Sales and marketing *	(33,444,218)	(47,701,000)	(48,731,350)	(6,244,327)
General and administrative *	(13,107,929)	(25,271,889)	(25,210,001)	(3,230,354)

Total operating expenses	(64,281,749)	(100,321,941)	(104,954,417)	(13,448,626)

Income from operations	61,272,251	64,193,453	75,028,416	9,613,974

Interest income	3,844,993	3,704,148	3,109,720	398,473
Other income/(expense)	5,334,025	8,116,653	(270,934)	(34,717)

Income before income tax expense and minority interest	70,451,269	76,014,254	77,867,202	9,977,730

Income tax expense	(7,906,753)	(11,304,888)	(10,896,122)	(1,396,205)
Minority interests	21,149	(12,890)	(59,509)	(7,625)

Net income	62,565,665	64,696,476	66,911,571	8,573,900

Earnings per share
- Basic	1.96	1.99	2.06	0.26
- Diluted	1.90	1.94	2.00	0.26

Weighted average shares outstanding
- Basic	31,927,369	32,478,507	32,550,390	32,550,390
- Diluted	32,929,229	33,366,826	33,521,665	33,521,665

* Share-based compensation charges included are as follows:
Product development	127,292	3,657,057	3,614,395	463,141
Sales and marketing	81,720	2,283,444	2,284,821	292,772
General and administrative	352,656	8,265,930	7,962,338	1,020,276

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Year Ended December 31, 2005 RMB	Year Ended December 31, 2006 RMB	Year Ended December 31, 2006 USD
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	362,856,812	476,494,606	61,056,958
Air-ticketing	165,603,501	302,987,649	38,824,163
Packaged tour	22,755,626	41,702,488	5,343,664
Others	7,957,187	12,841,896	1,645,532

Total revenues	559,173,126	834,026,639	106,870,317

Less: business tax and related surcharges	(34,989,970)	(54,075,096)	(6,929,063)

Net revenues	524,183,156	779,951,543	99,941,254

Cost of services	(88,627,315)	(153,131,864)	(19,621,976)

Gross profit	435,555,841	626,819,679	80,319,278

Operating expenses:
Product development *	(57,912,533)	(105,938,184)	(13,574,683)
Sales and marketing *	(112,532,026)	(172,491,625)	(22,102,693)
General and administrative *	(42,650,522)	(93,173,911)	(11,939,097)

Total operating expenses	(213,095,081)	(371,603,720)	(47,616,473)

Income from operations	222,460,760	255,215,959	32,702,805

Interest income	12,660,661	15,632,481	2,003,111
Other income	19,970,593	11,213,801	1,436,912

Income before income tax expense and minority interest	255,092,014	282,062,241	36,142,828

Income tax expense	(30,577,400)	(41,277,020)	(5,289,146)
Minority interests	(268,790)	(221,374)	(28,366)

Net income	224,245,824	240,563,847	30,825,316

Earnings per share
- Basic	7.06	7.44	0.95
- Diluted	6.91	7.23	0.93

Weighted average shares outstanding
- Basic	31,762,419	32,342,998	32,342,998
- Diluted	32,441,131	33,268,220	33,268,220

* Share-based compensation charges included are as follows:
Product development	402,693	13,694,058	1,754,726
Sales and marketing	258,523	8,557,942	1,096,596
General and administrative	1,115,636	32,430,027	4,155,511

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(31,013,066)	14%	3,614,395	2%	(27,398,671)	12%
Sales and marketing	(48,731,350)	22%	2,284,821	1%	(46,446,529)	21%
General and administrative	(25,210,001)	11%	7,962,338	4%	(17,247,663)	8%

Total operating expenses	(104,954,417)	46%	13,861,554	6%	(91,092,863)	40%
Income from operations	75,028,416	33%	13,861,554	6%	88,889,970	39%
Net income	66,911,571	30%	13,861,554	6%	80,773,125	36%
Diluted earnings per share (USD)	0.26		0.05		0.31

	Quarter Ended September 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(27,349,052)	13%	3,657,057	2%	(23,691,995)	11%
Sales and marketing	(47,701,000)	23%	2,283,444	1%	(45,417,556)	22%
General and administrative	(25,271,889)	12%	8,265,930	4%	(17,005,959)	8%

Total operating expenses	(100,321,941)	48%	14,206,431	7%	(86,115,510)	41%
Income from operations	64,193,453	31%	14,206,431	7%	78,399,884	38%
Net income	64,696,476	31%	14,206,431	7%	78,902,907	38%
Diluted earnings per share (USD)	0.25		0.05		0.30

	Quarter Ended December 31, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(17,729,602)	11%	127,292	0%	(17,602,310)	11%
Sales and marketing	(33,444,218)	22%	81,720	0%	(33,362,498)	21%
General and administrative	(13,107,929)	8%	352,656	0%	(12,755,273)	8%

Total operating expenses	(64,281,749)	41%	561,668	0%	(63,720,081)	41%
Income from operations	61,272,251	39%	561,668	0%	61,833,919	40%
Net income	62,565,665	40%	561,668	0%	63,127,333	41%
Diluted earnings per share (USD)	0.24		0.00		0.24

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(105,938,184)	14%	13,694,058	2%	(92,244,126)	12%
Sales and marketing	(172,491,625)	22%	8,557,942	1%	(163,933,683)	21%
General and administrative	(93,173,911)	12%	32,430,027	4%	(60,743,884)	8%

Total operating expenses	(371,603,720)	48%	54,682,027	7%	(316,921,693)	41%
Income from operations	255,215,959	33%	54,682,027	7%	309,897,986	40%
Net income	240,563,847	31%	54,682,027	7%	295,245,874	38%
Diluted earnings per share (USD)	0.93		0.21		1.14

	Year Ended December 31, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(57,912,533)	11%	402,693	0%	(57,509,840)	11%
Sales and marketing	(112,532,026)	21%	258,523	0%	(112,273,503)	21%
General and administrative	(42,650,522)	8%	1,115,636	0%	(41,534,886)	8%

Total operating expenses	(213,095,081)	41%	1,776,852	0%	(211,318,229)	40%
Income from operations	222,460,760	42%	1,776,852	0%	224,237,612	43%
Net income	224,245,824	43%	1,776,852	0%	226,022,676	43%
Diluted earnings per share (USD)	0.86		0.01		0.86

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective on April 11, 2006, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.

Note 3: Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement information presentation.